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                                                                 EXHIBIT 99.57.5


A 4-WEEK THERAPY WITH TRANSITION THERAPEUTICS' E1-I.N.T.(TM) LEADS TO SUSTAINED REDUCTIONS IN BLOOD GLUCOSE LEVELS FOR 6 MONTHS POST-TREATMENT IN TYPE 2 DIABETES PATIENTS

Final Results from Exploratory Phase IIa Clinical Trial in Type 2 Diabetes Patients Announced

TORONTO, ON, June 28th, 2007 - Transition Therapeutics Inc. ("Transition") (TSX:
TTH), today announces the results from its exploratory Phase IIa clinical trial indicating that 4-weeks of daily treatments with gastrin-based therapy, E1-I.N.T.(TM), showed sustained reductions in blood glucose control parameters, including haemoglobinA1C (HbA1c), for 6 months post-treatment. The type 2 diabetes patients enrolled in this study were using metformin with/without thiazolidinediones (TZD). Transition will host a conference call to discuss these data at 5:00 pm EST on Thursday June 28th, 2007.

"These data are very encouraging and show the potential of a regenerative therapy in diabetes," said Sherwyn Schwartz, MD, a noted diabetes researcher and the Director of the Diabetes & Glandular Disease Research Associates in San Antonio, Texas who was the lead investigator of the study.

"Achieving sustained improvements in glucose control for many months post-treatment following a 4-week therapy is unprecedented in type 2 diabetes. The improvements in HbA1c correlated with changes in multiple other clinical parameters suggesting that gastrin-based therapies, and specifically E1-I.N.T.(TM), have the potential to re-engage the body's natural mechanism to regulate glucose," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition. "The immediate goal is to optimize the dosing regimen in a larger phase II study".

Key Efficacy Findings:

As in Transition's press release on March 5th, 2007, analysis of efficacy parameters was performed on type 2 diabetes patients with HbA1c levels of equal to or greater than 7% prior to treatment.

In the E1-I.N.T.(TM) treated group of patients, the mean HbA1c level was reduced by 0.94% to 1.21% vs. baseline levels in months 2 to 6 post-treatment. More specifically, the mean HbA1c level among treated patients was reduced 0.43%, 0.94% (p<0.05), 1.09% (p<0.05), 1.12% (p<0.05), 1.21% (p<0.05), and 1.14% in
months 1, 2, 3, 4, 5, and 6 post-treatment, respectively. In contrast, the mean HbA1c levels of the placebo group ranged from a reduction of 0.1% to an increase of 1.0% over the same period. In addition to the HbA1c reductions, the data demonstrated decreases in fasting blood glucose levels as well as improvements in glucose tolerance over a six month period following treatment with E1-I.N.T.(TM). Trends in increased insulin levels as measured with an oral glucose tolerance test were also observed, particularly in patients where the HbA1c levels decreased over 1% with E1-I.N.T.(TM) therapy. These data are consistent with the increased glucose control observed in diabetes animal models where a short treatment with E1-I.N.T.(TM) resulted in a sustained increase in beta cell mass and function. These clinical improvements, including HbA1c reductions greater than 1% in patients six month post-treatment, highlight the potential that E1-I.N.T.(TM) therapy could provide patients significant clinical benefit in excess of 6 months.

Safety and Tolerability Findings:

There were no serious adverse events noted during the study. As described in Transition's press release of March 5th, 2007, the most common adverse events reported by patients receiving E1-I.N.T.(TM), were nausea, diarrhea, headaches and vomiting which were generally mild to moderate in nature. The majority of these adverse events were reported during the treatment period with the occurrence of adverse events in the post-treatment phase being similar in both the treated and placebo groups.

Next Steps:

In this study, the tolerable dosing levels of E1-I.N.T.(TM) and the efficacy parameters to be employed in future clinical studies were established. Building upon these sustained efficacy findings, the next steps in

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clinical development will be to pursue a larger Phase II study to optimize dosing regimens. Novo Nordisk A/S holds an exclusive license to the E1-I.N.T.(TM) product and can further develop and commercialize this product in accordance with the terms of the companies' amended license agreement as previously announced July 17, 2006.

In addition, these clinical data further support and validate the potential of Transition's other gastrin based therapies to provide type 2 diabetes patients with sustained improvement in glucose control. Transition holds the exclusive rights to a series of proprietary gastrin based combination therapies including GLP1-I.N.T.(TM) (a combination of gastrin analogue, G1, and a GLP-1 analogue) and combination therapies of gastrin and DPP-IV inhibitors. Based on these encouraging findings, Transition is accelerating the development of these combination gastrin-based therapies into clinical trials.

Conference Call Details:

Transition will host a conference call to be held at 5:00pm EST on Thursday, June 28th, 2007. Dr. Sherwyn Schwartz from San Antonio Texas who was the lead investigator in this study will be available to answer any questions. The conference call can be accessed by dialing 1 (800) 633-8548. International callers are advised to dial (212) 676-5241. To participate, please dial the conference number 15 minutes prior to the beginning of the call. A replay of the conference call will be available until July 6, 2007 by visiting Transition's website www.transitiontherapeutics.com.

About the Study Design

This exploratory Phase IIa clinical study for E1-I.N.T.(TM) was a randomized, double-blind, placebo-controlled trial to evaluate the safety, tolerability and efficacy of daily E1-I.N.T.(TM) treatments for 4 weeks with a 6-month follow-up in type 2 diabetes patients. The E1-I.N.T.(TM) treatment consisted of a combination of two agents, G1 and E1. All patients received G1 doses of 30ug/kg/day, while E1 doses started at 0.3ug/kg/day for most patients with some patients escalating to E1 doses of 0.5ug/kg/day or reducing to 0.2ug/kg/day. In the trial, 30 type 2 diabetes patients on oral anti-diabetic agents (metformin with/without TZD) were enrolled. These patients continued on their oral anti-diabetic medication for the duration of the trial. Upon entry into the trial, the patients' HbA1c levels ranged between 6.8% and 10.9%, with a mean HbA1c level of 8.1%. Transition reported interim unblinded data from this study in a press release dated March 5th, 2007.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes and AZD-103/ELND-005 for the treatment of Alzheimer's disease. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH". For additional information about the company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including funding and conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond Transition's control, adverse events that would require clinical trials to be prematurely terminated, clinical results that indicate continuing clinical and commercial pursuit of E1-I.N.T.(TM) is not advisable, the fact that the results from completed exploratory Phase IIa clinical trials are not always indicative of those seen in future clinical trials, and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

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For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc.
Phone: 416-260-7770, x.223
tcruz@transitiontherapeutics.com

Mr. Elie Farah
CFO and VP, Corporate Development
Transition Therapeutics Inc.
Phone: 416-260-7770, x.203
efarah@transitiontherapeutics.com